Exhibit 99.1

Bragg’s New Studio Atomic Slot Lab Launches Debut Title Egyptian Magic

Inaugural release for Bragg’s Atomic Slot Lab studio focused on developing new generation of online casino games

TORONTO, January 27, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), (“Bragg” or “The Company”) has today announced the launch in several European iGaming markets of Egyptian Magic, the debut title from Atomic Slot Lab, the Company's new game development studio with a mission to deliver a superior and customized online gaming experience to European and North American markets. Egyptian Magic and all future titles from Atomic Slot Lab will be made available via the ORYX Hub distribution platform.

Atomic Slot Lab is the latest addition to Bragg’s growing portfolio of RMG brands which includes ORYX Gaming and Wild Streak Gaming. Atomic Slot Lab is overseen by U.S. slot content development industry veteran Doug Fallon, Bragg’s Group Director of Content and founder of Wild Streak Gaming.

The first title release from the studio, planned to roll out in the U.S. later this year, is set to be an instant classic featuring a proven theme with thrilling features such as instant cash wins and the Mini, Minor, Major or Grand jackpots.

Drawing on Mr. Fallon’s track record of success in developing player-popular slot games for the U.S. market, Atomic Slot Lab is focused on delivering the highest quality online games to slot players globally, inspired by the features, themes and mechanics of the best-loved games from casino floors across North America, combined with the best of online game mechanics and player trends. A brand-new generation of online casino games can be expected from Atomic Slot Lab, carefully calibrated to the specific tastes of online slot players in localized markets around the world but powered by pure Las Vegas energy.

Egyptian Magic is an eye-catching slot game with a Hold&Respin and Free Spins Bonus feature, as well as four jackpots. Its classic theme, elaborate visuals, captivating mechanics and an outstanding overall experience are all customized to player preferences in European and U.S. markets. For Europe, a 25-line game was developed with a higher average feature win with increased volatility, while for the U.S., a 50-line version was created where the frequency is higher and overall volatility is slightly lower.

Doug Fallon said: “Our first title, Egyptian Magic, from our newest game development studio, Atomic Slot Lab, demonstrates our strategic focus on developing high-quality content that is customized to meet the engaging entertainment features players in various iGaming markets favor. Through years of experience, we have learned what content players want and have tailored our math, features and themes to the preferences in specific markets.

“Atomic Slot Lab will draw on our knowledge of the U.S. market and coupled with Bragg’s experience in Europe, we will focus on delivering the highest quality online games to slot players globally. We are very excited to release Egyptian Magic, which was developed to appeal to a wide demographic of players as we introduce our online casino content on both sides of the Atlantic.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managing operational and marketing services.

Las Vegas-based Atomic Slot Lab is a brand new game development studio, founded by Bragg’s Group Director of Content Doug Fallon, that caters to US and European markets and delivers premium casino content exclusively on Bragg gaming platforms.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

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Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group
info@bragg.games

or

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212-835-8500 or bragg@jcir.com

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Giles Potter, Chief Marketing Officer at Bragg Gaming Group
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